

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2010

Brian J. McGrane
CFO & EVP
RiverSource Life Insurance Company
1099 Ameriprise Financial Center
Minneapolis, Minnesota 55474

      Re: **RiverSource Life Insurance Company**
            Item 4.01 8-K filed June 10, 2010
            Item 4.01 8-K amended June 16, 2010
            File No. 033-28976

Dear Mr. McGrane:

     We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                          Sincerely,

                          Sasha Parikh
                          Staff Accountant